

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

William J. Clifford
Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

     Re: Penn National Gaming, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed on February 26, 2010
              File No. 000-24206

Dear Mr. Clifford:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Lyn Shenk
                Branch Chief